OPERATING AGREEMENT OF STAY COOL BEVERAGES, LLC

This Limited Liability Company Operating Agreement represents Stay Cool Beverages, LLC that was formed in the State of Texas on January 27th, 2017, hereinafter known as the "Company". WHEREAS the Member(s) desire to create a limited liability company under the laws of the State of Texas and set forth the terms herein of the Company's operation and the relationship between Member(s).

THEREFORE, in consideration of the mutual covenants set forth herein and other valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the Member(s) and the Company agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1   Definitions   The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided in this Agreement):

"Agreement" shall mean this Limited Liability Company Agreement of the LLC as the same shall be amended from time to time.

"Capital Account" for each Member shall mean the account created and maintained for the Member(s) in accordance with Section 704(b) of the Internal Revenue Code and Treasury Regulation Section 1.704-1(b)(2)(iv).

"Capital Transactions" shall mean any of the following: the sale of all or any part of the assets of the Company; the refinancing of mortgages or other liabilities of the Company; the receipt of insurance proceeds; and any other receipts or proceeds are attributable to capital.

"Cash Receipts" shall mean all monetary received by the Company from whatever source derived, including without limitation capital contributions made by the Member(s); the proceeds of any sale, exchange, condemnation or other disposition of all or any part of the assets of the Company; the proceeds of any loan to the Company; the proceeds of any mortgage or refinancing of any mortgage on all or any part of the assets of the Company; the proceeds of any insurance policy for fire or other casualty damage payable to the Company; and the proceeds from the liquidation of assets of the Company following termination.

"Company" shall mean Stay Cool Beverages, LLC.

"Founder(s)" shall mean Tyler Adkins and Steven Wiggins.

"LLC" shall mean Limited Liability Company and/or Stay Cool Beverages, LLC.

"LLC Units" and/or **"Units"** shall mean units of interests held by a Member representing such Member's interest in the LLC, whether held in the form of Common Units or other type of units or other interests in the LLC as may be issued by the LLC.

"Member(s)" shall mean the persons listed as members on Article III (as may be amended from time to time) and any other Person that both acquires an interest and is admitted to the LLC as a Member in accordance with the terms of this Agreement.

"Members' Percentage Interests" shall mean the percentages set forth with the name of each Member.

"Net Profits" and **"Net Losses"** shall mean the profits or losses of the Company resulting from the conduct of the Company's business, after all expenses, including depreciation allowance, incurred in connection with the conduct of its business for which such expenses have been accounted.

"State Law" shall mean the laws of the State of Texas.

ARTICLE II

GENERAL PROVISIONS

Section 2.1   Formation.   The LLC was formed as a Texas limited liability company by the execution and filing of a Certificate of Formation as of March 1st 2017. The Founder(s) shall execute or cause to be executed all other instruments, certificates, notices and documents as may now or hereafter be required for the formation, valid existence and, when appropriate, termination of the LLC as a limited liability company under the laws of the State of Texas.

Section 2.2   Name and Principal Place of Business.   The name of the Company is Stay Cool Beverages, LLC with a principal place of business selected by the Founders. The LLC may from time to time have such other place or places of business, within or without the State of Texas, as the Founders may decide.

Section 2.3   Business Purpose.   The purpose of the Company is to engage in and conduct any and all lawful businesses, activities or functions, and to carry on any other lawful activities in connection with or incidental to the foregoing, as the Member(s) in their discretion shall determine.

Section 2.4   Term.   The term of the Company shall be perpetual, commencing on receipt of the Certificate of Filing from the office of the Secretary of State pursuant to the statutes governing limited liability companies in the State of Texas (the "Statutes"), and continuing until terminated under the provisions set forth herein.

Section 2.5   Registered Agent.   The registered agent of the LLC shall be determined by the Founder(s) who shall also possess the power to remove or replace a currently serving LLC registered agent.

Section 2.6   Accounting Period.   The close of the Company's year for financial and tax reporting proposes shall be determined by the Members.

Section 2.7   Bank Accounts.   All funds of the Company shall be deposited in the Company's name in a bank account or accounts as chosen by the Founder(s). Withdrawals from any bank accounts shall be made only in the regular course of business of the Company and shall be made upon such signature or signatures as the Founder(s) from time to time may designate.

ARTICLE III

MEMBERS AND INTERESTS

Section 3.1   Members.   The Members of the LLC are set forth in Section 3.2 Ownership Interest under Article III of this Agreement. No Member, other than a Founder, shall be entitled to receive a copy of, review or inspect any other Member's Percentage Interests.

Section 3.2   Ownership Interest.   Upon the execution of this Agreement, one hundred percent (100%) of the ownership interests of the LLC belong to the Founders. The Stay Cool Beverages, LLC members Schedule as of March 1. 2017:

MEMBER	TOTAL MEMBERS UNITS	UNIT %
Tyler Adkins	5,000,000 Units	50%
Steven Wiggins	5,000,000 Units	50%

Section 3.3   Managing Members.   The business and affairs of the Company shall be managed by or under the direction of the Managing Members and the Managing Members shall have all necessary powers to manage and carry out the purposes, business, property, and affairs of the Company without the consent or approval of any Member. Each Managing Member shall have an equal vote in decisions governing the business by the Managing Members, with a majority vote required for such decision to be affirmed.

The Company shall have two (2) Managing Members, who shall initially be Tyler Adkins and Steven Wiggins. The Managing Members shall hold such position until a successor shall have been elected and qualified, or the Managing Members's earlier resignation or removal. The Managing Members shall be removed, or a replacement elected, only by the affirmative vote or written consent of Members holding in the aggregate not less than a majority of the total outstanding Units. A Managing Member need not be a Member, an individual, a resident of the state of the Company's organization or a citizen of the United States.

Section 3.4   Units Generally.   The Membership Interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes or series, with each type or class or series having the rights and privileges, including voting rights, if any, set forth in this Agreement. Upon execution of this Agreement, the Members hold the Units set forth on the Members schedule and each Member hereby acknowledge and agrees that the Unit reflected as owned by such Member on such schedule represents such Member's entire Membership Interest as of immediately after the date hereof. Managing Members shall maintain a schedule of all Members from time to time, their respective mailing addresses, the Units held by them and the Capital Account balance associated therewith (as the same may be amended, modified or supplemented from time to time) a copy of which as of the execution of this Agreement. Ownership of a Unit (or fraction thereof) shall not entitle a Member to call for a partition or division of any property of the Company or for any accounting.

Section 3.5   Issuance of Units.   Subject to the limitations contained in this Agreement, , the Company (with the approval of the Managing Members) shall have the right from time to time to issue additional Units to such persons on such terms and for such consideration as the Managing Members shall determine in its discretion; provided, that any such issuances shall require the consent of Members holding not less than a majority of the total outstanding Units. Notwithstanding the foregoing, the Company shall not issue any Units to any Person unless such Person has executed and delivered to the Managing Members the required documents. Upon the issuance of Units, the Managing Members shall adjust the Capital Accounts of the Members as necessary in accordance with appropriate section.

Section 3.6   New Members from the Issuance of Units.   In order for a Person to be admitted as a Member of the Company pursuant to the issuance of Units to such Person, such Person shall have executed and delivered to the Company a written undertaking to be bound by the terms and conditions of this Agreement substantially in the form of Exhibit A hereto. Upon the amendment of the Members Schedule by the Company and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Units, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company and thereupon shall be issued his or its Units.

ARTICLE IV

DISTRIBUTIONS

Section 4.1   Generally.   The Managing Members shall have sole discretion regarding the amounts and timing of distributions to Members, in each case subject to the retention and establishment in good faith of reserves of, or payment to third parties of, such funds as it deems reasonably necessary with respect to the reasonable business needs of the Company which shall include the payment or the making of provision for the payment when due of the Company's obligations, including the payment of any management or administrative fees and expenses or any other obligations (the amount of cash on hand in excess of such reserves at any given time being referred to herein as the "Available Cash").

Section 4.2   Mandatory and Discretionary Distributions.   During quarterly periods the net profits and net losses of the Company (other than from Capital Transactions), and each item of income, gain, loss, deduction or credit entering into the computation thereof, shall be credited or charged, as the case may be, to the capital accounts of each Member in proportion to the Members' Percentage Interests. The net profits of the Company from Capital Transactions shall be allocated in the following order of priority: (a) to offset any negative balance in the capital accounts of the Member(s) in proportion to the amounts of the negative balance in their respective capital accounts, until all negative balances in the capital accounts have been eliminated; then (b) to the Members in proportion to the Members' Percentage Interests. The net losses of the Company from Capital Transactions shall be allocated in the following order of priority: (a) to the extent that the balance in the capital accounts of any Member(s) are in excess of their original contributions, to such Members in proportion to the excess balances until all such excess balances have been reduced to zero; then (b) to the Member(s) in proportion to the Members' Percentage Interests.

The Cash Receipts of the Company shall be applied in the following order of priority: (a) to the payment of interest or amortization on any mortgages on the assets of the Company, amounts due on debts and liabilities of the Company other than those due to any Member(s), costs of the construction of the improvements to the assets of the Company and operating expenses of the Company; (b) to the payment of interest and establishment of cash reserves determined by the Member(s) to be necessary or appropriate, including without limitation, reserves for the operation of the Company's business, construction, repairs, replacements, taxes and contingencies; and (d) to the repayment of any loans made to the Company by any Member(s). Thereafter, the Cash Receipts of the Company shall be distributed among the Members as hereafter provided.

Except as otherwise provided in this Agreement or otherwise required by law, distributions of Cash Receipts from Capital Transactions shall be allocated in the following order or priority: (a) to the Member(s) in proportion to their respective capital accounts until each Member has received cash distributions equal to any positive balance in their capital account; then (b) to the Member(s) in proportion to the Members' Percentage Interests.

It is the intention of the Managing Member(s) that the allocations under this Agreement shall be deemed to have "substantial economic effect" within the meaning of Section 704 of the Internal Revenue Code and Treas. Reg. Section 1.704-1. Should the provisions of this Agreement be inconsistent with or in conflict with Section 704 of the Code or the Regulations thereunder, then Section 704 of the Code and the Regulations shall be deemed to override the contrary provisions thereof. If Section 704 or the Regulations at any time require that limited liability company operating agreements contain provisions which are not expressly set forth herein, such provisions shall be incorporated into this Agreement by reference and shall be deemed a part of this Agreement to the same extent as though they had been expressly set forth herein.

Section 4.3   Tax Advances.   Subject to the restrictions of any of the Company's and/or its subsidiaries' then applicable debt financing agreements and subject to the retention of any other amounts necessary to satisfy the Company's and/or the subsidiaries' obligations, at least five days before each date prescribed by the Code for a calendar year corporation to pay quarterly installments of estimated tax, the Company shall use commercially reasonable efforts to distribute to each Member cash in proportion to and to the extent of such Member's Quarterly Estimated Tax Amount for the applicable calendar quarter. If, at any time after the final Quarterly Estimated Tax Amount has been distributed pursuant to the previous sentence with respect to any Fiscal Year, the aggregate Tax Advances to any Member with respect to such Fiscal Year are less than such Member's Tax Amount for such Fiscal Year (a "Shortfall Amount"), the Company shall use commercially reasonable efforts to distribute cash in proportion to and to the extent of each Member's Shortfall Amount. If the aggregate distributions made to any Member pursuant to this section for any Fiscal Year exceed such Member's Tax Amount (an "Excess Amount") such Excess Amount shall reduce subsequent distributions that would be made to such Member pursuant to this section, except to the extent taken into account as an advance pursuant to the next sentence. Distributions made pursuant to this section shall be taken into account as advances on distributions payable and shall (to the extent not previously taken into account pursuant to this sentence) reduce the distributions to be made to any Member under section, when and as paid by the Company. No Member shall be liable to the Company for any amount distributed to it pursuant to this section, or for any interest on such amount.

Section 4.4   Indemnification and Reimbursement for Payments on Behalf of a Member.
Except as otherwise provided in this Agreement, if the Company is required by law (as determined by the Tax Matters Partner based on the advice of legal or tax counsel to the Company) to make any payment on behalf of a Member in its capacity as such (including in respect of withholding taxes, personal property taxes, and unincorporated business taxes, etc.), then such Member (the "Indemnifying Member") will indemnify the Company in full for the entire amount paid, including interest, penalties and expenses associated with such payment. At the option of the Managing Members, the amount to be indemnified may be charged against a Capital Account of the Indemnifying Member, and, at the option of the Managing Members, either: (a) promptly upon notification of an obligation to indemnify the Company, the Indemnifying Member will make a cash payment to the Company in an amount equal to the full amount to be indemnified (and the amount paid will be added to the Indemnifying Member's Capital Account but will not be deemed to be a Capital Contribution), or (b) the Company will reduce distributions which would otherwise

be made to the Indemnifying Member until the Company has recovered the amount to be indemnified (and the amount of such reduction will be deemed to have been distributed for all purposes, but such deemed distribution will not further reduce the Indemnifying Member's Capital Account).

A Member's obligation to make contributions to the Company under this section will survive the termination, dissolution, liquidation and winding up of the Company, and for purposes of this section, the Company will be treated as continuing in existence. The Company may pursue and enforce all rights and remedies it may have against each Member under this section, including instituting a lawsuit to collect such contribution with interest calculated at a rate equal to the Company's and its subsidiaries' effective cost of borrowed funds.

ARTICLE V

ELECTIONS AND REPORTS

Section 5.1   Generally.   The Managing Member(s), or their designees, shall maintain complete and accurate records and books of the Company's transactions in accordance with generally accepted accounting principles (GAAP).

Section 5.2   Reports.   The Company will use reasonable efforts to deliver or cause to be delivered, by March 15 (and, in any event, will deliver not later than July 31) of each year, to each person who was a Member at any time during the previous Taxable Year, all information reasonably necessary for the preparation of such person's United States federal income tax returns and any state, local and foreign income tax returns which such person is required to file as a result of the Company being engaged in a trade or business within such state, local or foreign jurisdiction, including a statement showing such person's share of income, gains, losses, deductions and credits for such year for United States federal income tax purposes (and, if applicable, state, local or foreign income tax purposes).

Section 5.3   Tax Status.   The Managing Member(s) intends that the Company shall be taxed as a Partnership in accordance with the provisions of the Internal Revenue Code. The Company shall prepare all Federal, State and local income tax and information returns for the Company, and shall cause such tax and information returns to be timely filed.

Section 5.4   Elections.   All elections required or permitted to be made by the Company under the Internal Revenue Code, and the designation of a tax matters partner pursuant to Section 6231(a)(7) of the Internal Revenue Code for all purposes permitted or required by the Code, shall be made by the Company by the affirmative vote or consent of Member(s) holding a majority of the Members' Percentage Interests.

Section 5.5   Tax Controversies.   The Managing Members are specifically authorized to act as the Tax Matters Partner under the Code and in any similar capacity under state or local law. The Tax Matters Partner is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Each Member agrees to cooperate with the Tax Matters Partner and to do or refrain from doing any or all things reasonably requested by the Tax Matters Partner with respect to the conduct of such proceedings. Subject to the foregoing proviso, the Tax Matters Partner will have sole discretion to determine whether the Company (either in its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes) will be paid by such Member, and if required to be paid (and actually paid) by the Company, will be recoverable from such Member as provided in Section 4.

ARTICLE VI

MANAGEMENT; MEMEBERS; VOTING RIGHTS

Section 6.1 Management. The business and affairs of the Company shall be conducted and managed by the Founder(s) in accordance with this Agreement and the laws of the State of Texas. The Founder(s) shall reserve the right to appoint managers, who may also be members, at a later date.

Except as expressly provided elsewhere in this Agreement, all decisions respecting the management, operation and control of the business and affairs of the Company and all determinations made in accordance with this Agreement shall be made by Steven Wiggins and/or Tyler Adkins

Notwithstanding any other provision of this Agreement, the Members shall not, without the prior authorization of over fifty percent (50%) of the Members' ownership-interest in favor to sell, exchange, lease, assign or otherwise transfer all or substantially all of the assets of the Company; sell, exchange, lease (other than space leases in the ordinary course of business), assign or transfer the Company's assets; mortgage, pledge or encumber the Company's assets other than is expressly authorized by this Agreement; prepay, refinance, modify, extend or consolidate any existing mortgages or encumbrances; borrow money on behalf of the Company; lend any Company funds or other assets to any person; establish any reserves for working capital repairs, replacements, improvements or any other purpose; confess a Judgment against the Company; settle, compromise or release, discharge or pay any claim, demand or debt, including claims for insurance; approve a merger or consolidation of the Company with or into any other limited liability company, corporation, partnership or other entity; or change the nature or character of the business of the Company.

The Members shall receive such sums for compensation as Members of the Company as may be determined from time to time by the affirmative vote or consent of Members holding a majority of the Members' Percentage Interests.

Section 6.2 Voting Rights. Except as specifically provided herein or otherwise required by applicable law, for all purposes hereunder, including for purposes of Article III hereof, each Member shall be entitled to one vote for each Unit held by such Member. A Member which owns Units may vote or be present at a meeting either in person or by proxy.

Section 6.3 Meetings. Generally, meetings of the Members may be called by (i) the Managing Members or (ii) by a Member or Members holding 30% or more of the then outstanding Units. All meetings of the Members shall be held telephonically or at the principal office of the Company or at such other place within or without the state of the Company's organization as may be determined by the Managing Members. A record shall be maintained by the Managing Memebers of the Company of each meeting of the Members.

Written or printed notice stating the place, day and hour of the meeting and, in the case of a special meeting of the Members, describing the purposes for which the meeting is called shall be delivered not fewer than ten days, but not more than sixty days, before the date of the meeting, either personally or by any written method by which it is reasonable to expect that the Members would receive such notice not later than the business day prior to the date of the meeting, by or at the direction of the Managing Member(s) calling the meeting or the Managing Members. Such notice may, but need not, specify the purpose or purposes of such meeting and may, but need not, limit the business to be conducted at such meeting to such purpose(s).

Except as otherwise provided herein or by applicable law, at any time, Units representing not less than 65% of the total outstanding Units represented in person or by proxy, shall constitute a quorum of Members for purposes of conducting business. Once a quorum is present at the meeting of the Members, the subsequent withdrawal from the meeting of any Member prior to adjournment or the refusal of any Member to vote shall not affect the presence of a quorum at the meeting. If, however, such quorum shall not be present at any meeting of the Members, the Members entitled to vote at such meeting shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until Members which own Units representing not less than 65% of the total outstanding Units shall be present or represented. Except as otherwise required by applicable law or as required herein, resolutions of the Members at any meeting of Members shall be adopted by the affirmative vote of Members holding not less than a majority of the total outstanding Units.

Unless otherwise prohibited by law, any action to be taken at a meeting of the Members may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, shall be signed by a Member or Members holding not less than a majority of the total outstanding Units, or such higher percentage of Units as is expressly required hereunder to take such action. A record shall be maintained by the Secretary of the Company of each such action taken by written consent of a Member or Members.

Section 6.4   Withdrawal; Resignation.   A Member shall not cease to be a Member as a result of the Bankruptcy of such Member. So long as a Member continues to own or hold any Units, such Member shall not have the ability to resign as a Member prior to the dissolution and winding up of the Company and any such resignation or attempted resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to own or hold any Units, such Person shall no longer be a Member.

Section 6.5   Death of a Member.   The death of any Member shall not cause the dissolution of the Company. In such event the Company and its business shall be continued by the remaining Member or Members and the Units owned by the deceased Member shall automatically be transferred to such Member's heirs (provided that, within a reasonable time after such transfer, the applicable heirs shall sign a joinder to this Agreement substantially in the form of Exhibit A attached hereto). The heirs receiving the transferred Units shall be considered Members under the terms of this Agreement, but shall not be entitled to voting rights. As Non-Voting Members the heirs are fully entitled to (A) a distributive share of Profits, Losses, and other items of incomes, gain, loss, deduction and credits of the Company, and (B) to a distributive share of the assets of the Company; but are not entitled to any voting rights, consent to or otherwise participate in any decision of the Members. In order for the heirs to be considered for voting rights of their Units they must present a written request to the Managing Members within 60 days of the estate award to the heirs petitioning for the voting rights reinstatement of their Units.

Upon such request the remaining Members will have up to 60 days to vote upon such request, and the remaining Members may grant such request upon not less than a majority vote in the affirmative. Upon a vote by the remaining Members to grant the request, then such heirs Units shall be considered Units with voting rights. Upon a vote by the remaining Members to deny the request, then the heirs Units shall be considered as Non-Voting Member Units.

Section 6.6   Authority.   Other than Founder(s), no Member in its capacity as a Member, shall have the power to act for or on behalf of, or to bind the Company.

Section 6.7   Outside Activities.   Subject to the terms of any written agreement by any Member to the contrary (including the non-competition agreements with employees of the Company or any of its subsidiaries), a Member may have business interests and engage in business activities in addition to those relating to the Company, including business interests and activities which compete with the Company, and no Member (unless such Member is an employee of the Company or one of its subsidiaries) shall have any duty or obligation to bring any "corporate opportunity" to the Company. Subject to the terms of any written agreement by any Member to the contrary, neither the Company nor any other Member shall have any rights by virtue of this Agreement in any business interests or activities of any Member.

Section 6.8   Representation of Members.   Each of the Members represents, warrants and agrees that the Member is acquiring the interest in the Company for the Member's own account for investment purposes only and not with a view to the sale or distribution thereof; the Member, if an individual, is of legal age; if the Member is an organization, such organization is duly organized, validly existing and in good standing under the laws of its State of organization and that it has full power and authority to execute this Agreement and perform its obligations hereunder; the execution and performance of this Agreement by the Member does not conflict with, and will not result in any breach of, any law or any order, writ, injunction or decree of any court or governmental authority against or which binds the Member, or of any agreement or instrument to which the Member is a party; and the Member shall not dispose of such interest or any part thereof in any manner which would constitute a violation of the Securities Act of 1933, the Rules and Regulations of the Securities and Exchange Commission, or any applicable laws, rules or regulations of any State or other governmental authorities, as the same may be amended.

Section 6.9   Assignment of Interests.   Except as otherwise provided in this Agreement, no Member or other person holding interest in the Company may assign, pledge, hypothecate, transfer or otherwise dispose of all or any part of their interest in the Company, including without limitation, the capital, profits or distributions without the vote consisting of the majority Members' ownership percentage interest in the Company.

A Member may assign all or any part of such Member's interest in the allocations and distributions of the Company to any of the following (collectively the "permitted assignees"): any person, corporation, partnership or other entity as to which the Company has permitted to the assignment of such interest in the allocations and distributions of the Company in accordance with Section 14 of this Agreement. An assignment to a permitted assignee shall only entitle the permitted assignee to the allocations and distributions to which the assigned interest is entitled, unless such permitted assignee applies for admission to the Company and is admitted to the Company as a Member in accordance with this Agreement.

The Members agree that a Member may voluntarily withdraw from the Company only with the approval, vote, or consent consisting of the majority Members' ownership percentage interest. Unless the withdrawing member's ownership interest was sold it shall be transferred to the remaining Member(s) in the Company at the same ownership interest percentage ratio that exists at the time of withdrawal. After being removed from the Company the withdrawing Member shall be unequivocally released from any legal or financial liability that is related to the Company unless otherwise agreed upon.

An assignment, pledge, hypothecation, transfer or other disposition of all or any part of the interest of a Member in the Company or other person holding any interest in the Company in violation of the provisions hereof shall be null and void for all purposes.

No assignment, transfer or other disposition of all or any part of the interest of any Member permitted under this Agreement shall be binding upon the Company unless and until a duly executed and acknowledged counterpart of such assignment or instrument of transfer, in form and substance satisfactory to the Company, has been delivered to the Company.

No assignment or other disposition of any interest of any Member may be made if such assignment or disposition, alone or when combine with other transactions, would result in the termination of the Company within the meaning of Section 708 of the Internal Revenue Code or under any other relevant section of the Code or any successor statute. No assignment or other disposition of any interest of any Member may be made without an opinion of counsel satisfactory to the Company that such assignment or disposition is subject to an effective registration under, or exempt from the registration requirements of, the applicable Federal and State securities laws. No interest in the Company may be assigned or given to any person below the age of 21 years or to a person who has been adjudged to be insane or incompetent.

ARTICLE XII

TRANSFER OF UNITS; RESTRICTIONS

Section 7.1   Restrictions.   Each Member acknowledges and agrees that such Member shall not Transfer any Unit(s) except in accordance with the provisions of this Agreement. Any attempted Transfer in violation of the preceding sentence shall be deemed null and void for all purposes, and the Company will not record any such Transfer on its books or treat any purported transferee as the owner of such Unit(s) for any purpose.

Section 7.2   Procedures for Transfer.   Subject in all events to the general restrictions on Transfers contained in this Article XI, no Transfer of Unit(s) may be completed until the prospective transferee is admitted as a Member of the Company by executing and delivering to the Company a written undertaking to be bound by the terms and conditions of this Agreement substantially in the form of Exhibit A hereto. Upon the amendment of the Members Schedule by the Company, such prospective transferee shall be admitted as a Member and deemed listed as such on the books and records of the Company and thereupon the Company shall reissue the applicable Units in the name of such prospective transferee. The provisions of this section shall not apply with respect to the Transfer of any Unit(s) to a transferee that is a Member immediately prior to such Transfer.

Section 7.3   Legend.   Any certificates or instruments representing the Units will bear the following legend: *"THE TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE OR INSTRUMENT IS SUBJECT TO THE CONDITIONS SPECIFIED IN A LIMITED LIABILITY COMPANY OPERATING AGREEMENT AMONG THE ISSUER AND ITS MEMBERS. A COPY OF SUCH LIMITED LIABILITY COMPANY OPERATING AGREEMENT AS*

IN EFFECT FROM TIME TO TIME WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST."

Section 7.4   Limitations.   In order to permit the Company to qualify for the benefit of a "safe harbor" under Code Section 7704, notwithstanding anything to the contrary in this Agreement, no Transfer of any Unit shall be permitted or recognized by the Company (within the meaning of Treasury Regulation Section 1.7704-1(d)) and the Company shall not issue any Units if and to the extent that such Transfer or issuance would cause the Company to have more than 100 partners (within the meaning of Treasury Regulation Section 1.7704-1(h), including the look-through rule in Treasury Regulation Section 1.7704-1(h)(3)).

Notwithstanding anything to the contrary in this Agreement, no Unit may be Transferred and the Company may not issue any Unit unless (i) such Transfer or issuance, as the case may be, shall not affect the Company's existence or qualification as a limited liability company under the state of its organization, (ii) such Transfer or issuance, as the case may be, shall not cause the Company to be classified as other than a partnership for United States federal income tax purposes (unless the Company has elected to be taxed as a corporation for federal income tax purposes), (iii) such Transfer or issuance, as the case may be, shall not result in a termination of the Company under Code Section 708, unless the Managing Members determines that any such termination will not have a material adverse impact on the Members and (iv) such Transfer or issuance, as the case may be, shall not cause the application of the tax-exempt use property rules of Code Sections 168(g)(l)(B) and 168(h) to the Company or its Members.

Section 7.5   Right of First Refusal.   In the event that a Member (the "Transferring Member") proposes to sell or otherwise Transfer (other than pursuant to a Public Offering or pursuant to an Approved Company Sale) any Units pursuant to a bona fide offer from a third party (the "Proposed Transferee"), the Transferring Member must first give the other Members (the "Non-Transferring Members") written notice (the "ROFR Notice") of the number of Units to be transferred, the price, terms and conditions of the proposed sale, including the identity of the Proposed Transferee, and a copy of any written proposal, term sheet, letter of intent or other agreement relating to the proposed sale. Within twenty (20) days after the receipt of the ROFR Notice, the Non-Transferring Members may elect to purchase (pro rata in accordance with their ownership interest in the Company or in such other proportions as they shall agree), and the Transferring Member agrees to sell to the Non-Transferring Members, at the price and on the terms specified in the ROFR Notice, all or any portion of the Units. In the event the Non-Transferring Members elect to purchase all or part of the Units proposed to be transferred, the closing of such purchase will take place five (5) days after the expiration of such twenty (20) day period or such other date as the parties shall agree. To the extent that the terms of payment set forth in the ROFR Notice consist of property other than cash against delivery, the Non-Transferring Members may substitute cash of equivalent value in lieu thereof. To the extent the Non-Transferring Members do not exercise in full this right of first refusal within the twenty (20) day period specified above (collectively, the "ROFR Notice Period"), the Transferring Member will, subject to Section 11.6(c), have sixty (60) days thereafter to sell the Units not elected to be purchased by the Non-Transferring Members at the price and upon the terms and conditions no more favorable to the purchasers of such Units than specified in the ROFR Notice. In the event the Transferring Member has not sold such Units within such sixty (60) day period, the Transferring Member may not thereafter sell any Units without first offering such Units to the other Members in the manner provided in this Section 11.6(b). The restrictions set forth in this Section 11.6(b) shall not apply in the following cases: (i) any Member may sell or transfer Units to the Company pursuant to a repurchase or similar right (including any transfer upon a forfeiture of Units pursuant to any subscription or similar agreement pursuant to which such shares were acquired);

and (ii) any Member may sell or transfer any Units to a Permitted Transferee (as defined below) subject to Sections 11.3 and 11.5.

Section 7.6   Approved Company Sale.   If the Members holding a majority of the outstanding Units, approves a sale of all or substantially all of the Company's assets determined on a consolidated basis or a sale of all (or a lesser percentage, if necessary, as determined by the Managing Members for accounting, tax or other reasons) of the Company's outstanding Units or equivalents (in either case, whether by merger, recapitalization, consolidation, reorganization, combination or otherwise) or any other transaction which has the same effect as any of the foregoing, to an Independent Third Party or group of Independent Third Parties (each such sale or transaction, an "Approved Company Sale"), then each holder of Units will vote for, consent to and raise no objections against the Approved Company Sale or the process. If the Approved Company Sale is structured as a merger or consolidation, then each holder of Units shall waive any dissenter' rights, appraisal rights or similar rights in connection with such merger or consolidation. If the Approved Company Sale is structured as a Transfer of Units, then each holder of Units shall agree to sell all of his or its Units and rights to acquire Units on the same terms and conditions, in all material respects, as applicable to the respective types of Units to be Transferred in such Approved Company Sale. Each holder of Units shall take all necessary or desirable actions in connection with the consummation of an Approved Company Sale as requested by the Managing Members, including, without limitation, executing the applicable purchase agreement. If the Managing Members, the Company or any of the holders of Units enter into any negotiation or transaction for which Rule 506 (or any similar rule then in effect) promulgated by the Securities and Exchange Commission may be available with respect to such negotiation or transaction (including a merger, consolidation or other reorganization), each holder of Units who is not an "accredited investor," as that term is defined in Regulation D as promulgated under the Securities Act, will, at the request of the Company, appoint either a purchaser representative (as such term is defined in Rule 501 under the Securities Act) designated by the Company, in which event the Company will pay the fees of such purchaser representative, or another purchaser representative (reasonably acceptable to the Company), in which event such holder will be responsible for the fees of the purchaser representative so appointed.

ARTICLE XIII

CONTRIBUTIONS TO CAPITAL; WITHDRAWAL EVENTS

Section 8.1   Capital Contributions.   On or prior to the date hereof, each Person who is a Member as of the date hereof has made, or is deemed to have made, the Capital Contributions giving rise to such Member's Capital Account as of the date hereof and, as of the date hereof, is deemed to own the number, type and class of Units in the amounts and with the Capital Account balance associated therewith set forth opposite such Member's name.

Except as provided, no Member shall be required to make any additional contributions to the Company with respect to such Member's Units. Except as expressly provided herein, no Member, in its capacity as a Member, shall have the right to receive any cash or any other property of the Company. The Members acknowledge that the Company may require additional capital infusions from time to time and as such hereby agree that upon the written request of the Managing Members (a "Capital Call Notice") from time to time each Member shall pay to the Company, as an additional Capital Contribution, its pro rata share (based on Units) of any additional capital infusions required by the Company as specified in any such Capital Call Notice. To the extent any

Member (a "Noncontributing Member") fails to contribute its pro rata share of any capital call (such amount, the "Unfunded Amount"), the remaining Members shall have the right to contribute (the Members who contribute the Unfunded Amount being referred to herein as the "Contributing Members") the amount required to be contributed by the Noncontributing Member in exchange for the issuance to such Members of additional Units (with a corresponding increase to such Member's Capital Account) based on the Fair Market Value of such Units at such time. In addition, the Capital Account of the Noncontributing Member shall be reduced, and the Capital Account of the Contributing Members shall be increased (pro rata among the Contributing Members based on the portion of the Default Amount contributed by each), by an amount equal to 100% of the Unfunded Amount.

Section 8.2   Withdrawal Events.   In the event of the death, retirement, withdrawal, expulsion, or dissolution of a Member, or an event of bankruptcy or insolvency, as hereinafter defined, with respect to a Member, or the occurrence of any other event which terminates the continued membership of a Member in the Company pursuant to the Statutes (each of the foregoing being hereinafter referred to as a "Withdrawal Event"), the Company shall terminate sixty-days after notice to the Members of such withdrawal Event unless the business of the Company is continued as hereinafter provided.

Notwithstanding a Withdrawal Event with respect to a Member, the Company shall not terminate, irrespective of applicable law, if within aforesaid sixty-day period the remaining Members, by the unanimous vote or consent of the Members (other than the Member who caused the Withdrawal Event), shall elect to continue the business of the Company.

In the event of a Withdrawal Event with respect to a Member, any successor in interest to such Member (including without limitation any executor, administrator, heir, committee, guardian, or other representative or successor) shall not become entitled to any rights or interests of such Member in the Company, other than the allocations and distributions to which such Member is entitled, unless such successor in interest is admitted as a Member in accordance with this Agreement.

An "event of bankruptcy or insolvency" with respect to a Member shall occur if such Member: (1) applies for or consents to the appointment of a receiver, trustee or liquidator of all or a substantial part of their assets; or (2) makes a general assignment for the benefit of creditors; or (3) is adjudicated a bankrupt or an insolvent; or (4) files a voluntary petition in bankruptcy or a petition or an answer seeking an arrangement with creditors or to take advantage of any bankruptcy, insolvency, readjustment of debt or similar law or statute, or an answer admitting the material allegations of a petition filed against them in any bankruptcy, insolvency, readjustment of debt or similar proceedings; or (5) takes any action for the purpose of effecting any of the foregoing; or (6) an order, judgment or decree shall be entered, with or without the application, approval or consent of such Member, by any court of competent jurisdiction, approving a petition for or appointing a receiver or trustee of all or a substantial part of the assets of such Member, and such order, judgment or decree shall be entered, with or without the application, approval or consent of such Member, by any court of competent jurisdiction, approving a petition for or appointing a receiver or trustee of all or a substantial part of the assets of such Member, and such order, judgment or decree shall continue unstated and in effect for thirty days.

ARTICLE IX

DISSOLUTION AND LIQUIDATION

Section 9.1   Dissolution and Liquidation.   The Company shall terminate upon the occurrence of any of the following : (i) the election by the Members to dissolve the Company made by over fifty percent (50%) of the Members' ownership-interest; (ii) the occurrence of a Withdrawal Event with respect to a Member and the failure of the remaining Members to elect to continue the business of the Company as provided for in this Agreement above; or (iii) any other event which pursuant to this Agreement, as the same may hereafter be amended, shall cause a termination of the Company.

The liquidation of the Company shall be conducted and supervised by a person designated for such purposes by the affirmative vote or consent of Members holding a majority of the Members' Percentage Interests (the "Liquidating Agent"). The Liquidating Agent hereby is authorized and empowered to execute any and all documents and to take any and all actions necessary or desirable to effectuate the dissolution and liquidation of the Company in accordance with this Agreement.

Promptly after the termination of the Company, the Liquidating Agent shall cause to be prepared and furnished to the Members a statement setting forth the assets and liabilities of the Company as of the date of termination. The Liquidating Agent, to the extent practicable, shall liquidate the assets of the Company as promptly as possible, but in an orderly and businesslike manner so as not to involve undue sacrifice.

The proceeds of sale and all other assets of the Company shall be applied and distributed in the following order of priority: (1) to the payment of the expenses of liquidation and the debts and liabilities of the Company, other than debts and liabilities to Members; (2) to the payment of debts and liabilities to Members; (3) to the setting up of any reserves which the Liquidating Agent may deem necessary or desirable for any contingent or unforeseen liabilities or obligations of the Company, which reserves shall be paid over to licensed attorney to hold in escrow for a period of two years for the purpose of payment of any liabilities and obligations, at the expiration of which period the balance of such reserves shall be distributed as provided; (4) to the Members in proportion to their respective capital accounts until each Member has received cash distributions equal to any positive balance in their capital account, in accordance with the rules and requirements of Treas. Reg. Section 1.704-1(b)(2)(ii)(b); and (5) to the Members in proportion to the Members' Percentage Interests.

The liquidation shall be complete within the period required by Treas. Reg. Section 1.704-1(b)(2)(ii)(b).

Upon compliance with the distribution plan, the Members shall no longer be Members, and the Company shall execute, acknowledge and cause to be filed any documents or instruments as may be necessary or appropriate to evidence the dissolution and termination of the Company pursuant to the Statutes.

ARTICLE X

MISCELLANEOUS PROVISIONS

Section 10.1   Agreement.   This Agreement and the rights and liabilities of the parties hereunder shall be governed by and determined in accordance with the laws of the State of Texas. If any provision of this Agreement shall be invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions of this Agreement, which shall remain in full force and effect.

The captions in this Agreement are for convenience only and are not to be considered in construing this Agreement. All pronouns shall be deemed to be the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require. References to a person or persons shall include partnerships, corporations, limited liability companies, unincorporated associations, trusts, estates and other types of entities.

This Agreement, and any amendments hereto may be executed in counterparts all of which taken together shall constitute one agreement.

This Agreement sets forth the entire agreement of the parties hereto with respect to the subject matter hereof. It is the intention of the Member(s) that this Agreement shall be the sole agreement of the parties, and, except to the extent a provision of this Agreement provides for the incorporation of federal income tax rules or is expressly prohibited or ineffective under the Statutes, this Agreement shall govern even when inconsistent with, or different from, the provisions of any applicable law or rule. To the extent any provision of this Agreement is prohibited or otherwise ineffective under the Statutes, such provision shall be considered to be ineffective to the smallest degree possible in order to make this Agreement effective under the Statutes.

Subject to the limitations on transferability set forth above, this Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, executors, administrators, successors and assigns.

No provision of this Agreement is intended to be for the benefit of or enforceable by any third party.

Section 10.2   Amendments.   This Agreement may not be altered, amended, changed, supplemented, waived or modified in any respect or particular unless the same shall be in writing and agreed to by the affirmative vote or consent of Members holding a majority of the Members' Percentage Interests. No amendment may be made to Articles that apply to the financial interest of the Members, except by the vote or consent of all of the Members. No amendment of any provision of this Agreement relating to the voting requirements of the Members on any specific subject shall be made without the affirmative vote or consent of at least the number or percentage of Members required to vote on such subject.

Section 10.3   Notices.   All notices, demands, requests or other communications which any of the parties to this Agreement may desire or be required to give hereunder shall be in writing and shall be deemed to have been properly given if sent by courier or by registered or certified mail, return receipt requested, with postage prepaid, addressed as follows: (a) if to the Company, at the principal place of business of the Company designated by the Company; and (b) if to any Member, to the address of said Member first above written, or to such other address as may be designated by said Member by notice to the Company and the other Members pursuant to this Agreement.

Section 10.4   Governing Law.   All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement and the exhibits and schedules to this Agreement shall be governed by, and construed in accordance with, the laws of the State of Texas, and specifically the Texas Act, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Texas or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Texas.

Section 10.5   No Action for Partition.   No Member shall have any right to maintain any action for partition with respect to the property of the Company.

Section 10.6   Headings and Section.   The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement. Unless the context requires otherwise, all references in this Agreement to Sections, Articles, Exhibits or Schedules shall be deemed to mean and refer to Sections, Articles, Exhibits or Schedules of or to this Agreement.

Section 10.7   Number and Gender.   Where the context so indicates, the masculine shall include the feminine, the neuter shall include the masculine and feminine, and the singular shall include the plural.

Section 10.8   Binding Effect.   Except as otherwise provided to the contrary in this Agreement, this Agreement shall be binding upon and inure to the benefit of the Members, their distributees, heirs, legal representatives, executors, administrators, successors and permitted assigns.

Section 10.9   Severability.   Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

Section 10.10   Business Days.   If any time period for giving notice or taking action under this Agreement expires on a day which is a Saturday, Sunday or holiday in the state in which the Company's chief executive office is located, the time period shall be automatically extended to the business day immediately following such Saturday, Sunday or holiday.

Section 10.11   Waiver of Jury Trial.   EACH PARTY TO THIS AGREEMENT HEREBY WAIVES, TO THE EXTENT PERMITTED BY APPLICABLE LAW, TRIAL BY JURY IN ANY LITIGATION IN ANY COURT WITH RESPECT TO, IN CONNECTION WITH, OR ARISING OUT OF THIS AGREEMENT OR THE VALIDITY, PROTECTION, INTERPRETATION, COLLECTION OR ENFORCEMENT THEREOF.

Section 10.12   No Strict Construction.   The parties to this Agreement have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties to this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

Section 10.13   Entire Agreement.   Except as otherwise expressly set forth in this Agreement, this Agreement and the other agreements referred to in this Agreement embody the complete agreement and understanding among the parties to this Agreement with respect to the subject matter of this Agreement and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter of this Agreement in any way. This Agreement amends and restates the Prior Agreement in its entirety.

Section 10.14   Parties in Interest.   Nothing herein shall be construed to be to the benefit of or enforceable by any third party including, but not limited to, any creditor of the Company.

Section 10.15   Arbitration.   Except as specifically provided herein, any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration, conducted before a single arbitrator (to be mutually agreed upon) in the State of Texas, in accordance with the rules of the American Arbitration Association then in effect. If the parties

cannot agree on a single arbitrator, each party shall appoint one arbitrator who shall then jointly appoint a single arbitrator. Judgment shall be final and may be entered on the arbitrator's award in any court having jurisdiction. The arbitrator shall have the authority to allocate between the parties the expense of any such arbitration based on his determination of the relative fault, if any, of the parties. The parties may enforce any final determination in any state or federal court having jurisdiction over the dispute. For the purpose of any action or proceeding instituted with respect to any final determination, the parties hereby irrevocably submits to the jurisdiction of such courts, irrevocably consents to the service of process by registered mail or personal service and hereby irrevocably waives, to the fullest extent permitted by law, any objection which he may have or hereafter have as to personal jurisdiction, the laying of the venue of any such action or proceeding brought in any such court and any claim that any such action or proceeding brought in any court has been brought in an inconvenient form.

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first indicated above.

Signature: Date: 3/1/17





Steven Wiggins, Co-Founder

Signature: Date: 3/1/17

Tyler Adkins, Co-Founder